Exhibit 99.1

Western Copper and Gold Provides Update and Launches Feasibility Study at Casino

VANCOUVER, BC, Oct. 6, 2021 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to announce an update to its 2021 exploration and drilling program at its wholly owned Casino Copper-Gold Project ("Casino") and the formal launching of a feasibility study on the Casino Project.

Exploration and Drilling Program

The 2021 exploration and drilling program (the "Program") was developed with input from Rio Tinto as outlined in the Investor Rights Agreement and Subscription Agreement, entered into as part of an investment by Rio Tinto Canada in Western (see news release dated May 17, 2021). The field component of the Program was completed on September 30, 2021.

The Program was comprised of several components.  A summary of the status of these components follows:

Metallurgical and Geotechnical Drilling

All planned metallurgical and geotechnical drilling was completed.  Diamond drilling of 1,001.3 metres of large-diameter core in three holes was completed to test amenability of the mineralization to mineral processing.  Geotechnical and hydrological drilling in the Casino Deposit (the "Casino Deposit" or "Deposit") area, as well as a geotechnical program designed by Knight Piésold, targeting the ground conditions of the proposed tailings management and heap leaching facilities were also completed.

Resource Confirmation Drilling

All planned resource confirmation drilling was completed. Five holes totaling 1,484.1 metres were drilled to confirm the lithological and mineralogical settings of the deposit.  Core obtained will undergo metallurgical testing as well as conventional gold and multi-element analyses.

Exploration Drilling

Exploration diamond drilling comprising 1,634.7 metres in 6 holes was completed.  All holes targeted peripheral areas of the Deposit, and three of the drill targets were determined from on-site XRF analysis of soil samples collected as part of the soil sampling program.

Soil Sampling

The planned soil sampling program was completed.  The soil sampling program focused on areas east and south of the Casino Deposit.  The program comprised of the collection of 2.502 "B-horizon" soil samples on a 200 m by 200 m grid spacing.  All samples underwent XRF analysis on site and have been sent for full geochemical analysis.

Enersoft Logging

"GeologicalAI" robotic scanning, using a device built by Enersoft Inc. of Calgary, Alberta, was completed on all core drilled in 2021 and approximately 40% of the historical core.  A total of 48,673.0 metres of core was scanned.  The scanning includes "LIDAR" (Light Detection and Ranging) scanning, XRF analysis, hyperspectral analysis and some geotechnical analyses.

With the completion of this field program, the focus of further technical work developed with input from Rio Tinto will move to metallurgical studies.  Metallurgical programs are under development for both the sulphide material targeted for the concentrator, and oxide material targeted for heap leach extraction, and will be executed once geochemical assays on the 2021 core have been received.

Feasibility Study

The Company has engaged the services of M3 Engineering & Technology Corporation of Tucson, Arizona ("M3") to conduct a feasibility study on Casino (the "Feasibility Study"). M3 is a full-service engineering, procurement and construction management firm, recognized for its experience in copper processing and capability in development and construction of mines and mineral processing plants. M3 also completed the Preliminary Economic Assessment on the Casino Project dated June 22, 2021 (the "PEA"). Targeted completion of the Feasibility Study is 2nd quarter of 2022.

The Feasibility Study will be based on the PEA and will include: a large open-pit operation, a concentrator to recover copper, gold, silver and molybdenum minerals, and a solid waste facility to store mine waste rock and mill tailings. The project will also include a heap leach facility to recover gold, silver, and copper from oxide ore. Project infrastructure will include approximately 130 km of access road, and an on-site power generation facility to meet the project's electrical power demand.

The principal objective of the Feasibility Study will be to demonstrate positive economic indicators for the Casino Project at a feasibility study level.  The Feasibility Study will also form the basis of the Environmental and Socio-economic Statement, the submission of which is the next step in the environmental assessment process under the Yukon Environmental and Socio-economic Assessment Act.

"We are pleased that the work program that we developed with input from Rio Tinto is going smoothly – we have completed the field program and are now moving on to the metallurgical program.", said Paul West-Sells, President and CEO.  "We are equally excited to launch a Feasibility Study on the Casino Project.  This will build on the PEA released earlier this year and provide a foundation for permitting and other activities as we move the Casino Project forward."

Technical information in this news release relating to the Exploration and Drilling Program has been reviewed and approved by Carl Schulze, P.Geo., and a 'Qualified Person' as defined under Canadian National Instrument 43-101.  Technical information in this news release relating to the Feasibility Study has been reviewed and approved by Cameron Brown, P.Eng., and a 'Qualified Person' as defined under Canadian National Instrument 43-101

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 08:07e 06-OCT-21